SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2008
Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F       X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes                No       X

First quarter 2008
Earnings Release

Portugal Telecom

Earnings Release

Lisbon, Portugal, 8 May 2008

Portugal Telecom announced today its results for the quarter ended 31 March 2008.

In 1Q08, consolidated operating revenues amounted to Euro 1,576 million, an increase of 7.9% y.o.y. Reported EBITDA increased by 4.3% y.o.y to Euro 595 million, equivalent to a margin of 37.8%, and income from operations decreased by 2.1% y.o.y to Euro 298 million. Reported net income for the period amounted to Euro 140 million, a decrease of 20.8% over the same period of last year. On a comparable basis, adjusting for exceptional items, net income would have decreased by 7.1% y.o.y in 1Q08. EBITDA minus Capex totalled Euro 453 million, an increase of 2.4% y.o.y. As at 31 March 2008, net debt amounted to Euro 4,767 million and after-tax unfunded post retirement benefit obligations totalled Euro 942 million. Diluted adjusted earnings per share increased by 10.9% y.o.y.

Table 1 _ Consolidated financial highlights			Euro million
	1Q08	1Q07	y.o.y
Operating revenues	1,575.8	1,460.8	7.9%
Operating costs, excluding D&A	980.8	889.9	10.2%
EBITDA (1)	595.1	570.8	4.3%
Income from operations (2)	298.5	305.0	(2.1%	)
Net income	139.9	176.6	(20.8%	)
Net income excluding exceptional items (3)	151.1	162.6	(7.1%	)
Capex	142.5	128.7	10.8%
Capex as % of revenues (%)	9.0	8.8	0.2pp
EBITDA minus Capex	452.6	442.1	2.4%
Net debt	4,767.5	3,645.7	30.8%
After-tax unfunded obligations	942.2	1,141.4	(17.5%	)
EBITDA margin (%) (4)	37.8	39.1	(1.3pp	)
Net debt / EBITDA (x) (5)	2.0	1.6	0.4x
EBITDA / net interest (x)	11.8	11.6	0.2x
Earnings per share (6)	0.14	0.15	(5.1%	)
Earnings per share excluding exceptional items (3) (6)	0.15	0.14	10.9%

(1) EBITDA = income from operations + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (3) Net income adjusted for several exceptional items as described in table 5. (4) EBITDA margin = EBITDA / operating revenues. (5) Net debt divided by EBITDA. (6) Earnings per share computed using the net income, with and without the adjustments of the exceptional items, less the costs associated with the convertible bonds divided by the diluted number of shares (see table 6).

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Financial Review

Income Statement

Consolidated operating revenues increased by 7.9% y.o.y in 1Q08, driven by growth at Vivo and TMN. Vivo’s operating revenues increased by 22.0% y.o.y in Euros and by 14.8% y.o.y in Reais in 1Q08, primarily on the back of continued customer growth. TMN operating revenues increased by 7.1% y.o.y, underpinned by continued customer growth, particularly in postpaid and in wireless broadband. Wireline operating revenues decreased by 4.3% y.o.y in 1Q08, as a result of the negative impact of continued line loss and pricing pressure on retail revenues, notwithstanding the increasing positive contributions from TV business, wholesale and data & corporate revenues. Other revenues (including intra-group eliminations) decreased to Euro 43 million primarily due to lower revenues from the call centre business in Portugal.

Table 2 _ Consolidated income statement (1)			Euro million
	1Q08	1Q07	y.o.y
Operating revenues	1,575.8	1,460.8	7.9%
Wireline	477.6	499.3	(4.3%	)
Domestic mobile • TMN	389.0	363.3	7.1%
Brazilian mobile • Vivo (1)	666.6	546.5	22.0%
Other and eliminations	42.5	51.7	(17.7%	)
Operating costs, excluding D&A	980.8	889.9	10.2%
Wages and salaries	156.7	164.9	(5.0%	)
Post retirement benefits	11.0	10.6	3.9%
Direct costs	243.2	210.4	15.6%
Commercial costs	263.1	207.1	27.1%
Other operating costs	306.8	297.0	3.3%
EBITDA (2)	595.1	570.8	4.3%
Depreciation and amortisation	296.6	265.8	11.6%
Income from operations (3)	298.5	305.0	(2.1%	)
Other expenses (income)	11.6	63.9	(81.8%	)
Curtailment costs, net	15.3	52.8	(71.0%	)
Net losses (gains) on disposal of fixed assets	(9.1)	(0.6)	n.m.
Net other costs (gains)	5.4	11.7	(53.7%	)
Income before financ. & inc. taxes	286.9	241.1	19.0%
Financial expenses (income)	42.9	(17.2)	n.m.
Net interest expenses	50.4	49.3	2.1%
Equity in losses (earnings) of affiliates	(33.6)	(18.9)	77.3%
Net other financial losses (gains)	26.1	(47.6)	n.m.
Income before income taxes	244.0	258.3	(5.6%	)
Provision for income taxes	(78.7)	(76.2)	3.3%
Income from continued operations	165.2	182.1	(9.3%	)
Income from discontinued operations	0.0	19.4	n.m.
Losses (income) attributable to minority interests	(25.4)	(24.9)	1.9%
Consolidated net income	139.9	176.6	(20.8%	)

(1) Considering a Euro/Real average exchange rate of 2.7635 in 1Q07 and 2.6012 in 1Q08. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).

International assets have been gaining increased weight in overall revenues, up from 42.1% in 1Q07 to 46.9% in 1Q08, with Brazil being the main growth driver. Brazil already accounts for 43.5% of consolidated revenues.

Portugal Telecom | First Quarter 2008	3 / 24

Financial Review

Table 3 _ Contribution to consolidated revenues by region			Euro million
	1Q08	1Q07	y.o.y
Portugal	836.4	846.2	(1.2% )
Brazil (1)	685.1	562.0	21.9%
Africa and other (2)	54.3	52.6	3.2%
Total operating revenues	1,575.8	1,460.8	7.9%

(1) Considering a Euro/Real average exchange rate of 2.7635 in 1Q07 and 2.6012 in 1Q08. Includes mainly Vivo and Mobitel. (2) Includes only fully consolidated assets, namely MTC, CVT, CST and Timor Telecom. Excludes equity consolidated assets, namely Médi Télécom, Unitel, and CTM.

EBITDA increased by 4.3% y.o.y in 1Q08 to Euro 595 million, with margin at 37.8%. EBITDA improvement in the period was driven primarily by growth in the mobile divisions, Vivo and TMN. Vivo’s EBITDA increased by 21.8% y.o.y (14.6% y.o.y in local currency), primarily on the back of the strong increase in revenues. As for TMN, EBITDA increased by 3.5% y.o.y, driven by robust customer and revenue growth, namely in wireless data, notwithstanding intense commercial activity (+23.0% increase in gross additions). Wireline EBITDA decreased by 7.1% y.o.y, as a result of the reduction in top line, as well as the increase in the costs associated with the launch of new products and services, namely in the pay-TV segment. Other EBITDA increased to Euro 22 million in 1Q08, mainly as a result of the performance of CVT and Mobitel and also due to a reduction in holding costs.

Table 4 _ EBITDA by business segment (1) (2)			Euro million
	1Q08	1Q07	y.o.y
Wireline	222.9	240.1	(7.1%	)
Domestic mobile • TMN	166.5	160.9	3.5%
Brazilian mobile • Vivo (1)	183.7	150.8	21.8%
Other and eliminations	22.0	19.0	15.6%
Total EBITDA (2)	595.1	570.8	4.3%
EBITDA margin (%)	37.8	39.1	(1.3pp	)
Portugal	380.9	389.0	(2.1%	)
Brazil	185.9	152.8	21.7%
Africa & other	28.3	29.0	(2.4%	)

(1) Considering a Euro/Real average exchange rate of 2.7635 in 1Q07 and 2.6012 in 1Q08. (2) EBITDA = income from operations + depreciation and amortisation.

International assets have been gaining increased importance in terms of EBITDA, with Brazil already accounting for 31.2% in 1Q08 (26.8% in 1Q07). The EBITDA performance of the African assets in 1Q08 was penalised by MTC, due to the depreciation of the Namibian Dollar and higher commercial costs. Fully consolidated international assets contribute with 36.0% of consolidated EBITDA (up from 31.8% in 1Q07).

Depreciation and amortisation costs increased by 11.6% y.o.y. in 1Q08 to Euro 297 million, reflecting mainly higher contributions from: (1) Vivo, primarily explained by the appreciation of the Real and by higher depreciation rates for the TDMA network, following the acceleration of the GSM rollout; (2) TMN, mostly due to increased amortisation coming from the capitalisation in 4Q07 of the commitments towards the information society, and (3) the wireline business, mostly explained by the amortisation of television investments, namely in the IPTV platform and in the transponder satellite capacity for the DTH offer.

Curtailment costs amounted to Euro 15 million in 1Q08, as compared to Euro 53 million in the same period of last year, corresponding to a reduction of 62 employees in 1Q08 and 151 employees in 1Q07.

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Financial Review

Net interest expenses remained broadly flat at Euro 50 million, with the increase in net interest expenses from domestic operations, primarily related to the increase in PT’s average net debt due to the share buyback programme, being offset by the reduction in net interest expenses from Vivo, mainly explained by the decrease of the average net debt and of average cost of debt. Consolidated average cost of debt of PT was 4.4% in 1Q08. Excluding Brazil, the average cost of debt remained broadly flat at 3.9% in 1Q08.

Equity in earnings of affiliates in 1Q08 amounted to Euro 34 million, as compared to Euro 19 million in 1Q07. This item includes mainly PT’s share in the earnings of: (1) Unitel (Euro 24 million in 1Q08 vs. Euro 19 million in 1Q07); (2) Médi Télécom (gain of Euro 3 million in 1Q08 vs. a loss of Euro 3 million in 1Q07); (3) CTM (Euro 4 million in 1Q08 vs. Euro 5 million in 1Q07), and (4) UOL (Euro 2 million in 1Q08 vs. Euro 3 million in 1Q07).

Net other financial losses amounted to Euro 26 million in 1Q08 (net gains of Euro 48 million in 1Q07). This item includes primarily: (1) net foreign currency losses of Euro 12 million in 1Q08, primarily explained by the depreciation of the US Dollar, as compared to net foreign currency gains of Euro 2 million in 1Q07; (2) the change in fair value of PT’s free-standing cross currency derivatives (losses of Euro 10 million in 1Q08 vs. losses of Euro 1 million in 1Q07); (3) the change in fair value of equity swap contracts on PTM shares (gains of Euro 38 million in 1Q07), which were cash settled in 2Q07, and (4) the financial settlement of equity swap contracts on 9.3 million own shares in 1Q07 (gains of Euro 16 million).

Provision for income taxes amounted to Euro 79 million in 1Q08 (Euro 76 million in 1Q07), corresponding to an effective tax rate of 32% in 1Q08 (30% in 1Q07). The increase in the effective tax rate is primarily explained by the reversal of deferred tax liabilities of Euro 3 million in 1Q07 related with the taxation of capital gains.

Income attributable to minority interests remained flat at Euro 25 million in the 1Q08. The increase in income attributable to minority interests of Vivo (Euro 12 million in 1Q08 vs. Euro 6 million in 1Q07) and the income attributable to minority interests of Africatel in 1Q08 (Euro 4 million), following the sale of a 22% stake of this holding company in August 2007, were offset by the income attributable to minority interests related with discontinued operations in 1Q07 (Euro 10 million).

Net income amounted to Euro 140 million in the 1Q08, a decrease of 20.8% y.o.y, with the improvement in EBITDA and lower curtailment costs in 1Q08 being more than offset by an increase in depreciation and amortisation costs in 1Q08 and also by the exceptional financial gains related with equity swaps recorded in 1Q07 and by the income attributable to discontinued operations. Adjusting for exceptional items, net income would have decreased by 7.1% y.o.y in 1Q08 to Euro 151 million (see table 5).

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Financial Review

Table 5 _ Net income excluding exceptional items			Euro million
	1Q08	1Q07	y.o.y
Net income	139.9	176.6	(20.8%	)
Net impact of exceptional items	11.2	(13.9)	n.m.
EBITDA related (1)	0.0	(2.8)	n.m.
Curtailment costs, net	15.3	52.8	(71.0%	)
Gains on equity swaps	0.0	(54.5)	n.m.
Results from discontinued operations	0.0	(19.4)	n.m.
Tax and minority effect on stated exceptional items	(4.1)	10.0	n.m.
Net income excluding exceptional items	151.1	162.6	(7.1%	)

(1) EBITDA adjustments are related with the reversal of PIS/Cofins taxes in 1Q07.

Earnings per Share

The average number of shares outstanding decreased by 12.8% to 965 million in 1Q08, while the diluted average number of shares outstanding over the same period declined by 12.1% to 1,030 million. As at the end of 1Q08, the number of shares outstanding adjusting for the 20.64 million own shares recognised in the balance sheet was 922 million.

On a per share basis, diluted adjusted earnings increased by 10.9% y.o.y in 1Q08 to Euro 15 cents as the decrease in net income, adjusted for the costs associated with the exchangeable bond maturing in 2014, was more than offset by the decrease in the number of shares, resulting from the ongoing share buyback programme.

Table 6 _ Earnings per share (1)	Million (shares outstanding); Euro (per share data)
	1Q08	1Q07	y.o.y
Average number of shares oustanding
Basic	964.9	1,106.7	(12.8%	)
Diluted	1,029.5	1,171.4	(12.1%	)
Earnings per share
Basic	0.14	0.16	(9.2%	)
Diluted	0.14	0.15	(5.1%	)
Earnings per share, excluding exceptionals
Basic	0.16	0.15	6.6%
Diluted	0.15	0.14	10.9%

(1) Diluted  shares are calculated assuming the full exercise of convertible bonds. As at 31 March 2008 outstanding shares stood at 922 million. Diluted earnings are computed adjusting for the costs of covertible bonds.

Capex

Total capex increased by 10.8% y.o.y in 1Q08 to Euro 143 million, equivalent to 9.0% of revenues, primarily driven by the increase in the capex of the mobile business. Wireline capex was broadly flat at Euro 49 million, with capex being primarily directed towards network upgrades to provide greater bandwidth, in part related to television services recently launched and client-related capex. TMN’s capex increased by 14.3% y.o.y to Euro 32 million, driven mainly by the build up of network capacity, due to the substantial growth in wireless broadband, and 3G/3.5G coverage. Capex at Vivo reached Euro 48 million in 1Q08, an increase of 11.5% y.o.y (4.9% in local currency), and continued to be directed towards

Portugal Telecom | First Quarter 2008	6 / 24

Financial Review

network coverage and capacity, namely in GSM/EDGE. In 1Q08, other capex increased to Euro 15 million, as compared to Euro 11 million in 1Q07, mainly as a result of the growth in the activities of the various businesses.

Table 7 _ Capex by business segment (1)			Euro million
	1Q08	1Q07	y.o.y
Wireline	48.7	48.0	1.5%
Domestic mobile • TMN	31.5	27.5	14.3%
Brazilian mobile • Vivo (1)	47.5	42.6	11.5%
Other	14.8	10.5	40.7%
Total capex	142.5	128.7	10.8%
Capex as % of revenues (%)	9.0	8.8	0.2pp

(1) Considering a Euro/Real average exchange rate of 2.7635 in 1Q07 and 2.6012 in 1Q08.

Cash Flow

Operating cash flow amounted to Euro 304 million in 1Q08, an increase of 3.2% y.o.y, which is primarily explained by the higher EBITDA minus Capex in 1Q08.

Table 8 _ Free cash flow			Euro million
	1Q08	1Q07	y.o.y
Operating cash flow	304.1	294.5	3.2%
Net disposal (acquisition) of financial investments	16.0	0.0	n.m.
Interest paid	(82.3)	(85.5)	(3.8%	)
Contributions and payments related to PRB	(48.7)	(48.1)	1.3%
Income taxes paid	(19.1)	(20.3)	(6.1%	)
Dividends received (1)	6.5	32.9	(80.1%	)
Other cash movements	(1.5)	(2.9)	(49.9%	)
Free cash flow	175.0	170.6	2.6%

(1) In 1Q07 this item included dividends received from Unitel of Euro 27 million related to 2005 earnings.

Free cash flow increased by 2.6% y.o.y to Euro 175 million in 1Q08, primarily due to: (1) the increase in operating cash-flow, and (2) the cash inflow related to the disposal of financial investments, which were partially offset by the decrease in the dividends received from associate companies.

Net disposals of financial investments in 1Q08 were related to the sale of the 34% stake in Banco BEST (Euro 16 million). Given that the transaction is still pending authorisation from the Portuguese Central Bank the resulting accounting capital gain of Euro 9 million was deferred pending approval.

The reduction in interest paid from Euro 86 million in 1Q07 to Euro 82 million in 1Q08 is explained mainly by the decrease in Vivo’s interest payments resulting from the reduction in the cost of debt and the decrease in average net debt, which was partially offset by the increase in PT’s interest payments primarily due to the increase in average net debt and the payment of the first semi-annual interest installment of exchangeable bonds issued in August 2007.

Portugal Telecom | First Quarter 2008	7 / 24

Financial Review

Consolidated Net Debt

Consolidated net debt amounted to Euro 4,767 million as at 31 March 2008, as compared to Euro 4,382 million as at 31 December 2007. The increase in net debt over the period is explained primarily by the share buyback currently under execution.

As at 31 March 2008, 82% of total debt was medium and long-term, and 66% of total debt was set in fixed rates. As at 31 March 2008, 86% of total debt was denominated in Euros and 14% in Brazilian Reais. The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 394 million as at 31 March 2008. At the end of March 2008, approximately 95% of Vivo’s net debt was either Real-denominated or hedged into Reais.

Table 9 _ Change in net debt		Euro million
	1Q08	1Q07
Net debt (initial balance)	4,381.8	3,756.6
Less: Net debt of discontinued operations as at 31 December 2006	0.0	178.9
Less: free cash flow	175.0	170.6
Translation effect on foreign currency debt	(15.7)	15.6
Acquisition of own shares (1)	576.4	106.0
Extraordinary contribution to pension fund	0.0	117.0
Net debt (final balance)	4,767.5	3,645.7
Change in net debt	385.6	(110.9)
Change in net debt (%)	8.8%	(3.0% )

(1) In 1Q08, PT contracted equity swaps over 68.6 million own shares under the share buyback programme currently being executed.

The total undrawn amount of PT’s committed commercial paper lines and standby facilities stood at Euro 1,425 million as at 31 March 2008. The amount of available cash from the domestic operations plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 2,140 million at the end of March 2008.

In 1Q08, PT’s average cost of debt and maturity was 4.4% and 6.0 years respectively. Excluding Brazil, PT’s average cost of debt was 3.9% in 1Q08, with a maturity of 5.9 years at 31 March 2008. In 1Q08, the net debt to EBITDA ratio was 2.0x (1.6x in 1Q07) and EBITDA cover stood at 11.8x (11.6x in 1Q07).

Post Retirement Benefit Obligations

As at 31 December 2007, the projected benefit obligations (PBO) of PT’s post retirement benefits amounted to Euro 4,203 million. The PBO was computed based on a discount rate of 5.25% for pension and healthcare obligations and 4.75% for salary obligations to pre-retired and suspended employees. PT’s post-retirement benefit plans have been closed to new participants since 1994 for pensions and since 2000 for healthcare.

Gross unfunded obligations decreased by Euro 22 million in 1Q08 to Euro 1,282 million, primarily as a result of: (1) contributions and payments made during the period (Euro 49 million), which are mainly related with payments to pre-retired and suspended employees; (2) PRB costs amounting to Euro 11 million, and (3) curtailment costs of Euro 15 million.

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Financial Review

Table 10 _ Change in gross unfunded obligation	Euro million
1Q08
Gross unfunded obligations (initial balance)	1,304.0
Post retirement benefits costs (PRB) (1)	11.4
Curtailment cost	15.3
Contributions and payments (2)	(48.7)
Gross unfunded obligations (final balance)	1,281.9
After-tax unfunded obligations	942.2

(1) In 1Q08, the PRB cost recorded in the income statement amounted to Euro 11.0 million, including a gain of Euro 0.4 million related to the amortisation of prior years service gains of unvested rights. (2) This caption includes mainly payments of salaries to pre-retired and suspended employees and healthcare expenses.

Table 11 _ Post retirement benefits costs and curtailment costs		Euro million
	1Q08	1Q07
Service cost	2.6	5.0
Interest cost	51.8	50.9
Expected return on assets	(43.0)	(45.1)
Prior years service gains (1)	(0.4)	(0.3)
Post retirement benefits costs	11.0	10.6

(1) This caption relates to the amortisation of prior years service gains of unvested rights.

Shareholders’ Equity

As at 31 March 2008, shareholders’ equity excluding minority interests amounted to Euro 172 million, a decrease of Euro 1,167 million in 1Q08. This decrease is mainly explained by the equity swaps contracted over PT’s owns shares in 1Q08 (Euro 576 million) and by the dividend, attributed to shareholders, related to fiscal year 2007 (Euro 533 million), notwithstanding the Euro 140 million net income generated in the period. The negative currency translation adjustments of Euro 194 million are explained by depreciation of the Euro/Real exchange rate, which declined to 2.7554 at the end of March 2008. As at 7 May 2008, this negative currency translation adjustment is broadly eliminated as the Euro / Real exchange rate increased to 2.57 (vs. 2.5963 as at 31 December 2007).

Table 12 _ Change in shareholders’ equity (excluding minority interests)	Euro million
1Q08
Equity before minority interests (initial balance)	1,338.2
Net income	139.9
Currency translation adjustments (1)	(193.9)
Dividends attributed (2)	(533.2)
Acquisition of own stock (3)	(576.4)
Other	(3.0)
Equity before minority interests (final balance)	171.6
Change in equity before minority interests	(1,166.6)
Change in equity before minority interests (%)	(87.2% )

(1) This item is primarily related to the changes in the Euro/Real exchange rate. (2) Dividends attributed as at the end of 1Q08 but only paid on 24 April 2008. (3) In 1Q08, PT contracted equity swaps over 68.6 million own shares under the share buyback programme currently being executed, which were physically exercised on 20 March 2008.

Distributable reserves decreased by Euro 1,135 million to Euro 722 million as at the end of March 2008, with the net income generated in 1Q08 under Portuguese GAAP (Euro 113 million) being more than offset by the acquisition of treasury shares in 1Q08 (Euro 712 million) and by the dividends already attributed (Euro 533 million), following its approval at the AGM of 28 March 2008.

Portugal Telecom | First Quarter 2008	9 / 24

Financial Review

Table 13 _ Change in distributable reserves	Euro million
1Q08
Distributable reserves (initial balance)	1,856.5
Dividends attributed	(533.2)
Net income under Portuguese GAAP	113.3
Acquisition of treasury stock (1)	(711.9)
Other	(2.8)
Distributable reserves (final balance)	721.9
Change in distributable reserves in the period	(1,134.6)
Change in distributable reserves in the period (%)	(61.1% )

(1) In 1Q08, PT acquired 83.2 million own shares for a total amount of Euro 712 million, through the physical exercise, on 20 March 2008, of equity swaps contracted in 4Q07 and 1Q08  under the share buyback programme currently being executed. These shares were cancelled on 24 March 2008.

As approved at the Shareholders’ Meeting of 27 April 2007 and for the purposes of the execution of the share buyback programme, on 24 March 2008 PT reduced its share capital in the amount of Euro 2,496,144.69 through the cancellation of 83,204,823 treasury shares, corresponding to 8.11% of the share capital. As a result, PT’s share capital is now equivalent to Euro 28,277,855.31 represented by 942,595,177 shares.

As part of the share buyback programme under execution, PT has acquired, until 31 March 2008, a total of 186,261,323 own shares, equivalent to 16.5% of PT’s share capital at the time of the approval of the share buyback. Additionally, with reference to 31 March 2008, the total amount returned to shareholders, through the share buyback programme under execution totals Euro 1,762 million. As at 31 March 2008, PT had a total of 20,640,000 own shares held through equity swap contracts, which were contracted under the previous share buyback programme. The number of outstanding shares, adjusting for equity swaps on own shares recognised in the balance sheet, is 921,955,177.

Consolidated Balance Sheet

As at 31 March 2008, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,542 million (Euro 2,737 million at the Euro/Real exchange rate of 31 March 2008). The assets denominated in Brazilian Reais in the balance sheet, as at 31 March 2008, amounted to Euro 5,071 million, equivalent to approximately 42% of total assets.

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Financial Review

Table 14 _ Consolidated balance sheet (1)		Euro million
	31 March 2008	31 December 2007
Cash and equivalents	1,280.3	1,834.9
Accounts receivable, net	1,343.8	1,441.8
Inventories, net	172.9	160.6
Financial investments	558.7	565.3
Intangible assets, net	3,178.5	3,383.1
Tangible assets, net	3,400.0	3,585.4
Accrued post retirement asset	142.1	134.1
Other assets	867.5	910.7
Deferred tax assets and prepaid expenses	1,124.9	1,106.2
Total assets	12,068.5	13,122.2
Accounts payable	904.2	1,108.9
Gross debt	6,047.7	6,216.8
Accrued post retirement liability (2)	1,449.5	1,463.9
Other liabilities	2,405.2	1,878.4
Deferred tax liabilities and deferred income	382.1	372.3
Total liabilities	11,188.7	11,040.4
Equity before minority interests	171.6	1,338.2
Minority interests	708.2	743.6
Total shareholders’ equity	879.9	2,081.8
Total liabilities and shareholders’ equity	12,068.5	13,122.2

(1) Considering a Euro/Real exchange rate of 2.5963 at year-end 2007 and 2.7554 at end of 1Q08. (2) At 31 March 2008, this item includes Euro 25 million related to prior years service gains on unvested rights not yet recognised.

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Operating Review

Wireline

Wireline operating revenues decreased by 4.3% y.o.y in 1Q08 to Euro 478 million, with the reduction in voice revenues more than offsetting the increase in pay-TV, wholesale and data & corporate revenues in the quarter.

Table 15 _ Wireline income statement (1)			Euro million
	1Q08	1Q07	y.o.y
Operating revenues	477.6	499.3	(4.3%	)
Retail	243.7	265.7	(8.3%	)
Voice	197.1	219.5	(10.2%	)
Data & Other	46.6	46.2	0.9%
Wholesale	119.1	115.5	3.1%
Data & corporate	67.6	66.2	2.1%
Other wireline revenues	47.2	51.9	(8.9%	)
Operating costs, excluding D&A	254.7	259.2	(1.7%	)
Wages and salaries	58.8	65.5	(10.3%	)
Post retirement benefits	10.9	10.5	4.5%
Direct costs	87.7	84.7	3.6%
Commercial costs	21.2	20.6	2.8%
Other operating costs	76.1	77.9	(2.3%	)
EBITDA (2)	222.9	240.1	(7.1%	)
Depreciation and amortisation	85.0	81.2	4.6%
Income from operations (3)	138.0	158.8	(13.1%	)
EBITDA margin	46.7%	48.1%	(1.4pp	)
Capex	48.7	48.0	1.5%
Capex as % of revenues	10.2%	9.6%	0.6pp
EBITDA minus Capex	174.2	192.1	(9.3%	)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Retail revenues fell by 8.3% y.o.y in 1Q08 on the back of continued competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband. Voice revenues decreased by 10.2% y.o.y in 1Q08, as a result of line loss and increased pricing pressure, particularly in ULL and cable areas. Data and other retail revenues increased by 0.9% y.o.y on the back of the positive contribution of the pay-TV services.

Wholesale revenues increased by 3.1% y.o.y in 1Q08, primarily as a result of the growth in leased lines and, to a lesser extent, in unbundled local loop (ULL) on the back of increasing ULL accesses (+46.8% y.o.y).

Data & corporate revenues increased by 2.1% y.o.y in 1Q08, as a result of the continued focus on providing the corporate market, which is becoming increasingly more sophisticated, with more advanced and customised solutions combining telecoms and IT. As a result of this trend, traditional voice and data services are being increasingly migrated to Ethernet and IP technologies. The growth in the quarter was

Portugal Telecom | First Quarter 2008	12 / 24

Operating Review

underpinned by the increase in revenues from network management, outsourcing & IT solutions (+4.1% y.o.y).

Other revenues decreased by 8.9% y.o.y in 1Q08, with the decrease in directories and equipment sales more than offsetting the growth in portal revenues (+62.3% y.o.y).

EBITDA amounted to Euro 223 million in 1Q08, decreasing 7.1% y.o.y. EBITDA margin declined by 1.4pp y.o.y, as a result of (1) the continued revenue loss (Euro 22 million in 1Q08, when compared with 1Q07), and (2) the launch of new services, namely pay-TV, which increased programming costs (included in direct costs) and commercial costs, notwithstanding the continued reduction in wages and salaries (-10.3% y.o.y) and other operating costs (-2.3% y.o.y). In 1Q08, the number of employees declined by 10.5% y.o.y to 6,305. The net reduction in headcount in 1Q08 reached 49 employees, thus improving the efficiency ratio to 659 lines per employee.

Capex amounted to Euro 49 million in 1Q08, equivalent to 10.2% of operating revenues. Capex was directed mainly towards: (1) network upgrades to provide greater bandwidth to customers; (2) network capacity to provide pay-TV services, and (3) client-related capex as a result of investments in TV terminal equipment (set-top boxes) for both residential and corporate clients. EBITDA minus Capex amounted to Euro 174 million in 1Q08.

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Operating Review

Table 16 _ Wireline operating data
	1Q08	1Q07	y.o.y
Main accesses (‘000)	4,154	4,357	(4.7%	)
Retail accesses	3,651	3,913	(6.7%	)
PSTN/ISDN	2,948	3,213	(8.2%	)
Traffic-generating lines	2,739	2,870	(4.6%	)
Carrier pre-selection	210	342	(38.8%	)
ADSL retail (1)	657	701	(6.3%	)
TV customers	47	0	n.m.
Wholesale accesses	503	444	13.2%
Unbundled local loops	320	218	46.8%
Wholesale line rental	122	161	(24.3%	)
ADSL wholesale	60	65	(6.9%	)
Net additions (‘000)	(22)	(47)	(52.0%	)
Retail accesses	(31)	(88)	(64.5%	)
PSTN/ISDN	(62)	(104)	(40.3%	)
Traffic-generating lines	(34)	(39)	(12.3%	)
Carrier pre-selection	(28)	(65)	(56.9%	)
ADSL retail	5	16	(68.4%	)
TV customers	26	0	n.m.
Wholesale accesses	9	41	(78.7%	)
Unbundled local loops	29	23	29.6%
Wholesale line rental	(19)	18	n.m.
ADSL wholesale	(2)	0	n.m.
Retail RGU per access (2)	1.24	1.22	1.7%
ARPU (Euro)	29.8	30.1	(1.0%	)
Voice	23.4	24.3	(4.0%	)
Data & other	6.4	5.7	11.8%
Total traffic (million minutes)	3,006	3,210	(6.4%	)
Retail traffic	1,265	1,339	(5.5%	)
Wholesale traffic	1,740	1,871	(7.0%	)
Retail MOU (minutes / month)	159	160	(0.1%	)
Employees	6,305	7,043	(10.5%	)

(1) 1Q08 reflects a database cleanup of 103 thousand customers (related to inactive prepaid broadband customers), undertaken at the end of 4Q07. (2) Retail accesses per PSTN/ISDN line

In 1Q08, voice lines fell by 8.2% y.o.y to 2,948 thousand in 1Q08, as a result of 34 thousand net disconnections of traffic-generating lines and 28 thousand net disconnections of carrier pre-selection lines. In terms of competitors’ lines, voice-only lines (carrier pre-selection + wholesale line rental) decreased by 47 thousand in 1Q08, while ULL lines increased by 29 thousand in 1Q08. Line loss remained broadly flat. Nevertheless, competitive pressure has been increasing with the continued presence of GSM-based fixed offers and wireless broadband that has contributed further to fixed-mobile migration, and with increased price aggressiveness of triple play offerings by cable operators. ADSL retail accesses increased by 5 thousand to 657 thousand driven by a 14 thousand increase in the flat-fee segment that was partially offset by a net decrease of 9 thousand in the pay-as-you-go segment.

In terms of triple-play services, PT continued to market Meo, its television offer, which is showing significantly increased acceptance levels. Until the end of 1Q08, Meo was offered through the IPTV platform over ADSL 2+, with over 100 channels, despite not having been yet advertised above the line during the quarter. This service includes advanced features such as digital recording, pause-TV, video-on-demand, HD (high definition) channels and flexibility in the choice of the channels subscribed. At the end of 1Q08, PT had a total base of 47 thousand pay-TV customers, having added 26 thousand subscribers during the quarter, more than doubling its customer base as at the end of 4Q07. The take-up of the TV

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Operating Review

service has accelerated throughout the quarter, with net additions of 7, 8 and 11 thousand customers in January, February and March respectively.

On 2 April 2008, PT announced the launch in record time of its nationwide TV offer through satellite (DTH – direct to home), as a means to complement the existing IPTV offer. Meo will be PT’s TV brand across the various platforms, namely at home (through the IPTV and satellite), in the mobile handset (through Meo Mobile) or in a computer (through the horizontal Sapo content platform). This DTH service will allow for nationwide coverage through the Hispasat satellite, the same as its competitors, offering in excess of 70 channels. PT will be using a full high-definition solution based on MPEG4 and Nagra’s latest generation conditional access technology, which will allow for a number of advanced TV features, such as interactive EPG, multi-room and advanced PVR functionalities.

As part of the Pay-TV launch, PT has significantly revamped its television offer with the introduction of new content like Sony Entertainment, Animax, Fox Next and Fox News. PT also reinforced the distribution network and the installation workforce for both the IPTV and the satellite services. From 2 April onwards, PT launched an extensive campaign, present in traditional means, like TV, radio and press, but also using non-conventional means like viral marketing. The first ad commercial of the Meo campaign, broadcasted in the main three free-to-air channels, was viewed by 2.5 million people, with an audience share of 81%. The reaction to the campaign has been very positive: three weeks after the launch of the campaign spontaneous ad recall reached 53% in April (up from 12% before the campaign) and proved ad recall reached 49%.

The launch of the nationwide TV offer strengthens PT’s value proposition to its residential customers. This should allow for PT to enhance average revenue per user, through the up-selling of additional services, whilst contributing to increased retention through an attractive service offer at competitive triple-play prices.

It is worth highlighting that the number of RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continues to increase with the rollout of the TV offer (1.24 and 1.22 revenue generating units per line, as at the end of 1Q08 and 4Q07 respectively), notwithstanding the database cleanup undertaken at the end of 4Q07, related with inactive prepaid ADSL broadband accesses. In order to arrest line loss, the sale of TV and broadband services is critical to the strategy of the wireline business. The new triple-play strategy is proving to be a successful means of growing new customers, as 40% of the new customers did not subscribe to any service from PT.

Blended ARPU decreased by 1.0% y.o.y in 1Q08 to Euro 29.8 as the decline in the subscription and voice ARPU (-4.0%) more than offset the growth in data ARPU, which increased by 11.8% y.o.y and was driven by the increased penetration of new services, such as pay-TV.

Although retail traffic fell by 5.5% y.o.y. in 1Q08, as a result of line loss, retail MOU remained broadly flat at 159 minutes per month, reflecting the positive impact of the rollout of flat-rate pricing plans.

Portugal Telecom | First Quarter 2008	15 / 24

Operating Review

Domestic Mobile

Operating revenues increased by 7.1% y.o.y in 1Q08 to Euro 389 million, supported by the growth of service revenues (+5.9% y.o.y), as a result of the growth in data revenues, which increased 40.9% y.o.y, and equipment sales (+21.4% y.o.y).

Customer revenues increased by 6.7% y.o.y to Euro 282 million on the back of strong customer growth, particularly in postpaid and wireless broadband, and showing an acceleration over previous quarters. Worth highlighting that this marks the fifth consecutive quarter of growth in customer revenues at TMN.

Table 17 _ Domestic mobile income statement (1)			Euro million
	1Q08	1Q07	y.o.y
Operating revenues	389.0	363.3	7.1%
Services rendered	347.2	327.9	5.9%
Customer	281.6	263.9	6.7%
Interconnection	61.5	58.2	5.6%
Roamers	4.2	5.8	(28.2%	)
Sales	39.5	32.6	21.4%
Other operating revenues	2.3	2.9	(19.5%	)
Operating costs, excluding D&A	222.5	202.4	9.9%
Wages and salaries	13.4	12.7	5.8%
Direct costs	70.2	68.0	3.3%
Commercial costs	75.8	73.1	3.7%
Other operating costs	63.1	48.6	29.7%
EBITDA (2)	166.5	160.9	3.5%
Depreciation and amortisation	56.6	52.7	7.4%
Income from operations (3)	109.9	108.2	1.6%
EBITDA margin	42.8%	44.3%	(1.5pp	)
Capex	31.5	27.5	14.3%
Capex as % of revenues	8.1%	7.6%	0.5pp
EBITDA minus Capex	135.1	133.4	1.3%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Interconnection revenues increased by 5.6% y.o.y in 1Q08 to Euro 62 million. A final decision concerning the draft proposal issued by the regulator on mobile termination rates (MTR), which aims to bring tariffs down to Euro 6.5 cents, as of 1 October 2008 from the current value of Euro 11 cents, is still pending.

EBITDA increased by 3.5% y.o.y to Euro 167 million in 1Q08, notwithstanding: (1) significantly higher commercial activity (+23.0% increase in gross additions) with an increased focus on prepaid to postpaid migration and wireless broadband sales; (2) the adverse impact of roaming pricing cuts, and (3) higher support costs, related with the provision of increasingly more complex data services. The ongoing SARC reduction supported margins, in spite of the strong pick up in commercial activity. EBITDA margin stood at 42.8% in 1Q08.

Capex increased from Euro 28 million in 1Q07 to Euro 31 million in 1Q08 and was directed primarily towards network capacity, as a result of increased voice and data usage, and 3G/3.5G coverage (approximately 65% of network capex). EBITDA minus Capex in 1Q08 amounted to Euro 135 million, an increase of 1.3% y.o.y.

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Operating Review

Total customers increased by 11.4% y.o.y to 6,365 thousand with net additions in 1Q08 reaching 103 thousand, as a result of the successful Easter campaign both for voice and data offers, including the strong take-up of wireless broadband. TMN continued to focus on postpaid, particularly on the corporate segment, and on prepaid to postpaid migration. As a result, more than 100% of net additions in the period were postpaid, more than offsetting the loss of prepaid customers. As at the end of 1Q08, postpaid customers accounted for 25.5% of total customers, up from 20.5% in 1Q07.

Table 18 _ Domestic mobile operating data (1)
	1Q08	1Q07	y.o.y
Customers (‘000)	6,365	5,714	11.4%
Net additions (‘000)	103	10	n.m.
MOU (minutes)	114	116	(1.5%	)
ARPU (Euro)	18.4	19.1	(4.0%	)
Customer	14.9	15.4	(3.3%	)
Interconnection	3.2	3.4	(4.3%	)
ARPM (Euro cents)	16.1	16.5	(2.6%	)
Data as% of service revenues (%)	18.6	14.0	4.6pp
SARC (Euro)	39.7	49.5	(19.7%	)
Employees	1,150	1,140	0.9%

(1) Includes MVNO subscribers.

TMN launched several initiatives during the quarter aimed at stimulating usage, namely (1) “Triplicar Páscoa 2008”, which triples a Euro 15 recharge during the Easter period, and (2) “Páscoa Roaming”, which offers a 50% discount over the normal pricing after the third minute of a roaming call. In terms of handsets, TMN continued to focus on having a balanced and broad portfolio, with an important component of exclusive handsets, which allows for greater pricing flexibility and thus a better control of SARC.

Wireless broadband remained a key priority during the quarter. In order to increase the competitiveness of its offerings, TMN increased the access speed of its broadband products, while maintaining prices stable. TMN launched a “Test Drive” campaign, which allows customers to test the broadband products for free during one month. Additionally, TMN continued to strengthen its position in the market by further investing in HSDPA coverage and capacity.

On 2 April, as part of PT’s pay-TV multiplatform strategy, TMN re-launched its mobile TV offer. Meo Mobile offers in excess of 30 channels through a mobile handset. During April, TMN introduced a mobile handset specifically designed for Meo Mobile, further enhancing PT’s fixed-mobile and multimedia convergent services.

ARPU decreased by 4.0% y.o.y in 1Q08 to Euro 18.4, mainly as a result of the strong subscriber growth, increased penetration in lower segments of the market, growing number of users with multiple SIM cards and lower roaming prices. Nevertheless, the growth in the average customer base more than offset the dilution in ARPU, allowing service revenues to grow by 5.9% y.o.y in 1Q08. ARPU also reflected the EU-imposed changes to wholesale roaming prices, which came into effect as of 1 September 2007, although the price effects were mitigated, to a certain extent, by increased volumes. Blended MOU decreased by 1.5% y.o.y in 1Q08 to 114 minutes, primarily explained by growth in the customer base (+11.4% y.o.y, EoP).

Portugal Telecom | First Quarter 2008	17 / 24

Operating Review

Data services continued to contribute strongly to top line growth, with data revenues having increased by 40.9% y.o.y in 1Q08 and already accounting for 18.6% of service revenues, up from 14.0% last year. The increase in data service revenues is primarily based on non-SMS data revenues, which more than doubled on an annual basis and already accounted for 47.0% of total data revenues in 1Q08. This growth in non-SMS data was driven by a strong performance in terms of wireless broadband. Data usage, measured in kilobytes, increased by more than five times in 1Q08 when compared to last year.

Brazilian Mobile

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 14.8% y.o.y in 1Q08 to R$ 3,468 million, primarily as a result of the growth in service revenues (+9.2% y.o.y), which was underpinned by growth in data revenues and in customers. Equipment sales increased by 160.0% y.o.y in 1Q08 to R$ 298 million as a result of increased commercial activity (gross additions in 1Q08 increased by 55.9% y.o.y).

Table 19 _ Brazilian mobile income statement (1)			R$ million
	1Q08	1Q07	y.o.y
Operating revenues	3,468.1	3,020.3	14.8%
Services rendered	3,114.0	2,852.9	9.2%
Sales	298.4	114.8	160.0%
Other operating revenues	55.7	52.7	5.8%
Operating costs, excluding D&A	2,512.6	2,186.6	14.9%
Wages and salaries	161.9	175.9	(8.0%	)
Direct costs	628.5	513.7	22.3%
Commercial costs	860.1	636.9	35.0%
Other operating costs	862.1	860.0	0.2%
EBITDA (2)	955.6	833.7	14.6%
EBITDA excluding exceptional items (3)	955.6	818.6	16.7%
Depreciation and amortisation	736.8	643.7	14.5%
Income from operations (4)	218.8	190.0	15.1%
EBITDA margin	27.6%	27.6%	(0.1pp	)
EBITDA margin excluding exceptional items	27.6%	27.1%	0.4pp
Capex	247.2	235.5	4.9%
Capex as % of revenues	7.1%	7.8%	(0.7pp	)
EBITDA minus Capex	708.4	598.2	18.4%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Adjusts for the one-off reversal of PIS/Cofins taxes booked in 1Q07 in the amount of R$ 15 million. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

EBITDA increased by 14.6% y.o.y to R$ 956 million in 1Q08, as a result of the increase in revenues. Excluding exceptional items, EBITDA would have increased by 16.7% y.o.y. Unitary SARC, which includes marketing, handset subsidies and commissions, fell by 10.8% y.o.y in 1Q08 notwithstanding the higher commercial activity. As a result of the measures implemented over the past year, the provision for doubtful receivables in 1Q08 fell to 4% of operating revenues. EBITDA margin has remained flat in 1Q08 at 27.6%, whereas, adjusting for exceptional items, EBITDA margin increased by 0.4pp to 27.6%, notwithstanding the strong customer growth and its impact on both acquisition costs and upfront FISTEL fees.

Portugal Telecom | First Quarter 2008	18 / 24

Operating Review

Capex increased by 4.9% y.o.y to R$ 247 million in 1Q08 and was mainly directed to network coverage, capacity and quality, namely in the GSM/EDGE technology, to new customer service and front office systems and to adaptation to the Number Portability project.  The GSM/EDGE network overlay was implemented in record time and already covers 2,324 municipalities, already exceeding the number of municipalities served by CDMA network.

Table 20 _ Brazilian mobile operating data (1)
	1Q08	1Q07	y.o.y
Customers (‘000)	34,323	29,030	18.2%
Market share (%)	27.3	28.4	(1.1pp	)
Net additions (‘000)	839	(23)	n.m.
MOU (minutes)	75	75	(0.8%	)
ARPU (R$)	29.8	30.0	(0.7%	)
Customer	17.2	16.7	3.1%
Interconnection	12.6	13.3	(5.6%	)
Data as % of service revenues (%)	10.4	8.2	2.3pp
SARC (R$)	97.2	108.9	(10.8%	)
Employees	2,791	2,868	(2.7%	)

(1) Operating data calculated using Brazilian GAAP.

Vivo’s customer base increased by 18.2% y.o.y to 34,323 thousand, with net additions reaching 839 thousand in 1Q08 on the back of significantly higher commercial activity when compared with the same period of last year. Gross additions increased by 55.9% y.o.y in the quarter. Vivo has the biggest handset distribution network, with more than 8,800 points of sale, and more than 412 thousand recharge points. GSM accounted for approximately 83% of total gross additions in 1Q08, bringing the total number of GSM customers to 14.7 million at the end of 1Q08, equivalent to 42.8% of total customers.

Vivo’s blended MOU has remained flat y.o.y in 1Q08 at 75 minutes, despite strong customer growth, as a result of successful campaigns aimed at increasing consumption in the prepaid segment. Vivo’s blended ARPU reached R$ 29.8 in 1Q08, a slight decrease of 0.7% y.o.y. Customer ARPU increased by 3.1% y.o.y on the back of higher penetration of data services. Data revenues increased by 47.7% y.o.y in 1Q08, representing 10.4% (+2.3pp y.o.y) of service revenues. In terms of data services, the main reasons for this growth were: (1) the strong increase in service revenue from Play, Java, SMS, as well as the increase in the customer base of Zap, Flash/Desk Modem, Black Berry and Smart Mail customers; (2) the increase in the use of person-to-person SMS, as a consequence of the increase of recharges with services and activations of post-paid plans with data advantages; (3) incentive promotion for the usage of SMS Contents (interactivity actions on the TV and other media), and (4) new partnerships with contents providers.

On 3 April 2008, Vivo concluded the acquisition of Telemig Celular and Tele Norte Celular. Additionally, Vivo sold Tele Norte Celular to Telemar Norte Leste as per Vivo’s press release on 20 December 2007. Additionally, on 8 April, Vivo launched the voluntary tender offer over up to one third of preferred shares of Telemig Celular and Telemig Participações.

Portugal Telecom | First Quarter 2008	19 / 24

Operating Review

Other International Assets

Table 21 _ Highlights of main assets in Africa and Asia (1Q08) (1) (2)						thousand (customers, million (financials)
	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro
Médi Télécom (3)	32.18%	6,814	1,220	3.8%	508	7.4%	41.6%	106.8	44.5
Unitel (3) (5)	25.00%	3,597	262	44.8%	157	35.7%	60.0%	175.1	105.1
MTC (4) (5)	34.00%	838	295	10.1%	143	1.4%	48.6%	26.2	12.7
CVT (4) (5)	40.00%	245	1,967	11.8%	1,226	8.4%	62.3%	17.8	11.1
CTM (3)	28.00%	551	583	1.7%	253	15.1%	43.4%	48.5	21.1
CST (4) (5)	51.00%	41	43,389	22.4%	14,735	19.4%	34.0%	2.0	0.7
Timor Telecom (4)	41.12%	93	8	23.5%	4	23.0%	49.4%	5.4	2.7

(1) All information prepared in accordance with local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CST, CVT and Timor Telecom. (3) Equity consolidation method. (4) Full consolidation method. (5) These stakes are held by Africatel, which is 78% controlled by PT.

Médi Télécom revenues increased by 3.8% y.o.y in 1Q08 to MAD 1,220 million, while EBITDA increased by 7.4% y.o.y to MAD 508 million. The mobile customer base increased by 20.9% y.o.y to 6,808 thousand, with net additions in 1Q08 totalling 143 thousand. MOU decreased by 3.0% y.o.y in 1Q08 to 51 minutes. ARPU totalled MAD 58 in 1Q08, a decrease of 20.6% over the same period of last year, mainly due to the significant growth of the customer base, the increasing proportion of lower ARPU customers, the decrease of interconnection tariffs and the increased competition in the market.

Unitel’s revenues and EBITDA increased by 44.8% and 35.7% y.o.y respectively in 1Q08, underpinned by strong customer growth, both in Luanda and in the main districts of the country. EBITDA margin reached 60% in 1Q08. Net additions totalled 290 thousand in 1Q08, with the total customer base reaching 3,597 thousand at the end of March 2008, an increase of 55% over the same period of last year. In 1Q08, Unitel’s MOU decreased by 14.7% y.o.y to 104 minutes. ARPU totalled USD 24 in 1Q08, a decrease of 9.8% over the same period of last year, as a result of the strong growth in the customer base.

MTC’s revenues and EBITDA increased by 10.1% and 1.4% y.o.y respectively in 1Q08. The EBITDA evolution was impacted by the increase in commercial costs, as a result of the increasing competition and the increasing network costs, related to network rollout. Net additions totalled 38 thousand in 1Q08, with total customers reaching 838 thousand at the end of March 2008, an increase of 30.9% over the same period of last year. Postpaid customers increased by 35.2% y.o.y, representing 9% of total customer base. ARPU totalled NAD 118 in 1Q08, a decrease of 15.8% y.o.y, primarily as a result of the growth in the customer base in the period.

CVT’s revenues and EBITDA increased by 11.8% and 8.4% y.o.y respectively in 1Q08, mainly due to the strong growth in mobile customers, which increased by 51.7% y.o.y to 173 thousand customers. Mobile MOU reached 75 minutes, a decrease of 5.6% y.o.y in 1Q08. Mobile ARPU in 1Q08 was CVE 2,430, a decrease of 14.0% y.o.y. EBITDA margin stood at 62.3%.

CTM’s revenues and EBITDA increased by 1.7% and 15.1% y.o.y to MOP 583 million and MOP 253 million, respectively, in 1Q08. In the mobile division, customers increased by 20.6% y.o.y to 369 thousand at the end of March 2008. CTM’s mobile ARPU decreased by 20.9% y.o.y to MOP 205 in 1Q08, as a result of the strong growth in the customer base.

CST’s revenues increased by 22.4% y.o.y to STD 43,389 million in 1Q08, while EBITDA grew by 19.4% y.o.y to STD 14,735 million. In the mobile division, CST added 3 thousand customers in 1Q08, bringing the total number of customers to 33 thousand at the end of March 2008, an increase of 54.3% y.o.y. Mobile

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Operating Review

MOU decreased by 12.9% y.o.y in 1Q08, reaching 55 minutes, as a result of the growth in the customer base. Mobile ARPU was STD 262 thousand in 1Q08, a decrease of 14.9% over the last year.

Timor Telecom’s revenues and EBITDA increased by 23.5% and 23.0% y.o.y, respectively, mainly as a result of the strong increase in the number of mobile customers. Timor Telecom’s net additions reached 12 thousand, bringing the mobile customer base to 91 thousand at the end of March 2008, an increase of 63.1% y.o.y. Mobile MOU decreased by 17.1% y.o.y to 84 minutes. Mobile ARPU was USD 26 in 1Q08, a decrease of 18.5% over the same period of last year.

Africatel, the holding company held in partnership with Helios, which is 78% controlled by PT, increased its proportional revenues and EBITDA by 18.5% and 12.7% to Euro 64 million and Euro 36 million, respectively in 1Q08.

Table 22 _ Proportional income statement of Africatel (1)			Euro million
	1Q08	1Q07	y.o.y
Operating revenues	64.3	54.3	18.5%
EBITDA (2)	36.4	32.3	12.7%
Depreciation and amortisation	5.5	5.7	(4.0%	)
Income from operations (3)	30.9	26.6	16.2%
EBITDA margin	56.6%	59.5%	(2.9pp	)

(1) Proforma consolidation of the companies included in Africatel using the percentage of ownership held by Africatel. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Portugal Telecom | First Quarter 2008	21 / 24

Subsequent Events

Launch of nationwide TV offer

2 April 2008 _ PT announced the launch of its nationwide TV offer through satellite (DTH – direct to home), which will complement the existing IPTV offer. Meo will be PT’s TV brand across the various platforms, namely at home (through the IPTV and satellite), in the mobile handset (through Meo Mobile) or in a computer (through the horizontal Sapo content platform). The launch of the nationwide TV offer strengthens PT’s value proposition to its residential customers. This should allow PT to enhance average revenue per user, through the up-selling of additional services, whilst contributing to increased retention through an attractive triple-play service offer at competitive prices.

Dividend for fiscal year 2007

3 April 2008 _ Portugal Telecom announced that the payment of a Euro 0.575 gross dividend per share (ex-right date on 21 April 2008 and payment date on 24 April 2008), pursuant to the terms of the resolution of the General Meeting of Shareholders held on 28 March 2008.

Acquisition of Telemig

4 April 2008 _ PT announced that Vivo had concluded the acquisition of the shareholder control of Telemig Participações and of Tele Norte Celular. Additionally, Vivo sold, for the same price of the acquisition, Tele Norte Celular to Telemar Norte Leste, in accordance with the disclosure presented by Vivo on 20 December 2007. The acquisition of the controlling stake in Telemig Participações, which corresponds to 22.72% of total capital (53.90% of ordinary shares and 4.27% of preferred shares) amounted to a total consideration of R$1.16 billion. Additionally, Vivo acquired certain subscription rights for R$ 70.5 million.

8 April 2008 _ PT announced that Vivo had launched a voluntary public tender offer (“VTO”) for the acquisition of up to 1/3 of the preferred shares of Telemig Celular and Telemig Celular Participações outstanding in the market. In the case of Telemig Participações, the VTO will be extended to holders of preferred shares underlying ADSs. Assuming full acceptance, the maximum amount involved in the VTO will reach R$0.53 billion.

Agreement for Digital Terrestrial Television contest

22 April 2008 _ PT announced that it reached an agreement with the three free-to-air (FTA) operators – RTP, SIC and TVI – in connection with PT’s bid in the upcoming Digital Terrestrial Television (DTT) contest. The three FTA operators signed a memorandum of understanding (MOU) with PT agreeing to the terms and conditions under which the transmission of the FTA signal for the four channels will be

Portugal Telecom | First Quarter 2008	22 / 24

Subsequent Events

delivered during the simulcast period as well as the digital transmission up to the end of the licence period. This agreement will allow for the maximisation of synergies between these two networks, as well as the IPTV and Satellite platforms of PT, whilst ensuring that future investments will be directed towards the development of new services that will be critical for the future success of DTT in Portugal.

23 April 2008 _ Portugal Telecom delivered two bids to participate in the DTT contest. This contest is organised in two separate parts: Mux A – transport of the free-to-air (FTA) signal (4 existing FTA channels plus a fifth FTA channel to be attributed in 2009), and Muxes B to F – five frequencies for a Pay-TV operator (two nationwide and three regional). The 15-year licences attributed for Mux A and Muxes B to F will run until the end of September 2023. PT was the sole bidder in the Mux A contest.

Portugal Telecom | First Quarter 2008	23 / 24

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details

Date: 8 May 2008

Time: 16:00 (Portugal/UK), 17:00 (CET), 11:00 (US/NY)

Telephones numbers

Outside US: +1 201 689 8261

US and Canada: 877 869 3847

If you are unable to attend the conference call
a replay will be available for one week through
the following numbers:

Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 274967)

US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 274967

Contacts

Luís Pacheco de Melo
Chief Financial Officer

luis.p.melo@telecom.pt

Francisco Nunes
Chief Accounting Officer

francisco.nunes@telecom.pt

Nuno Vieira
Investor Relations Officer

nuno.t.vieira@telecom.pt

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa, Portugal Tel.: +351 21 500 1701 Fax: +351 21 500 0800	Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

Portugal Telecom | First Quarter 2008	24 / 24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.